Exhibit 99.1
XSEL ANNOUNCES APPOINTMENT OF LIQUIDATOR
Beijing, China, April 1, 2011— On April 1, 2011, Xinhua Sports & Entertainment Limited (“XSEL.PK” or the “Company”) announced that it has filed a petition with the Grand Court of the Cayman Islands to appoint Briscoe Wong & Ferrier as liquidators, conditional upon the approval of the court. The Company expects the court’s response on or about April 18, 2011. The Company expects that all of its directors will tender their resignations upon the appointment of the liquidators.
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